EXHIBIT 4.7
DESCRIPTION OF CAPITAL STOCK
The following is a summary of certain terms of capital stock of Sila Realty Trust, Inc. (“Sila”), Sila’s charter, Sila’s bylaws, and certain provisions of the Maryland General Corporation Law (“MGCL”) governing real estate investment trusts formed under Maryland law. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of Sila’s charter and bylaws and the applicable provisions of the MGCL. The following summary should be read in conjunction with Sila’s charter and bylaws and the applicable provisions of the MGCL for complete information on Sila’s capital stock. Sila’s charter, as amended and supplemented, and bylaws, as amended and restated, are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.
When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to Sila.
Our charter authorizes us to issue up to 610,000,000 shares of stock, of which 510,000,000 shares are classified as common stock at $0.01 par value per share, and 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share. Of the total shares of common stock authorized, 185,000,000 are classified as Class A common stock, 75,000,000 are classified as Class I common stock, 175,000,000 are classified as Class T common stock and 75,000,000 are designated as Class T2 common stock.
As of December 31, 2022, 181,335,102 and 168,444,982 shares of our Class A common stock were issued and outstanding, respectively, 17,462,957 and 16,744,525 shares of our Class I common stock were issued and outstanding, respectively, 42,586,248 and 41,066,462 shares of our Class T common stock were issued and outstanding, respectively, and 41,025 and 0 shares of our Class T2 common stock were issued and outstanding, and no preferred stock was issued and outstanding.
We raised the equity capital for our real estate investments through two public offerings (the “Offerings”), from May 2014 through November 2018, and we have offered shares pursuant to our distribution reinvestment plan (the “DRIP”), pursuant to two Registration Statements on Form S-3 (together the “DRIP Offerings” and each a “DRIP Offering”), since November 2017. In May 2022, all outstanding shares of Class T2 common stock (including associated shares of Class T2 DRIP common stock) were converted into shares of Class I common stock. As of December 31, 2022, we had accepted investors’ subscriptions for and issued approximately 157,508,000 shares of Class A, Class I, Class T and Class T2 common stock in our Offerings, resulting in receipt of gross proceeds of approximately $1,520,086,000, before share repurchases of $135,701,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,631,000.
Our board of directors, with the approval of a majority of our entire board of directors and without any action taken by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue. Other than the differing fees with respect to each class and the payment of a distribution and servicing fee out of cash otherwise distributable to Class T2 stockholders, shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock generally have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the different share classes will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.
Each share of Class A common stock, Class I common stock, Class T common stock, and Class T2 common stock is entitled to participate in distributions on its respective class of shares when and as authorized by our board of directors and declared by us and in the distribution of our assets upon liquidation. The estimated value per share will be calculated on a company-wide basis, with any adjustments to shares of Class A common stock, Class I common stock, Class T common stock or Class T2 common stock made subsequent to such company-wide calculation. The per share amount of distributions on Class A shares, Class I shares, Class T shares and Class T2 shares will likely differ because of different allocations of class-specific expenses. In addition, as a result of the allocation of the distribution and servicing fee to the shares of Class T2 common stock, the shares of Class T2 common stock could have a lower NAV per share if distributions on the shares of Class T2 common stock are not adjusted to take account of such fee. See “-Distribution Policy” below. The MGCL permits a corporation to issue stock in exchange for future payment or stock that is assessable. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors).
Shares are currently held in “uncertificated” form, which eliminates the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminates the need to return a duly executed stock certificate to the transfer agent to effect a transfer.
Our charter also contains a provision permitting our board of directors, by resolution, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Common Stock
Voting Rights
Shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, that relates solely to the particular class or in which the interests of the particular class differ from the interests of any other offering, only the holders of such affected class are entitled to vote. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares of common stock present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.
Rights Upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of shares of Class A common stock, Class I common stock, Class T common stock, and Class T2 common stock ratably in proportion to their respective estimated per share NAV for each class until the estimated per share NAV for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
Preferred Stock
Our charter authorizes our board of directors, without stockholder approval, to designate and authorize us to issue one or more classes or series of preferred stock and to set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. If we ever create and issue preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.
Our board of directors, without stockholder approval, may authorize us to issue preferred stock with conversion rights that could adversely affect the holders of common stock. We currently have no preferred stock issued or outstanding. Our board of directors has no present plans to issue shares of preferred stock, but it may do so at any time in the future without stockholder approval.
Meetings and Special Voting Requirements
Subject to our charter restrictions on ownership and transfer of our stock and the terms of each class or series of stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of shares of our outstanding stock entitled to vote generally in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter that may properly be considered at the meeting. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast.
Restrictions on Ownership and Transfer
In order for us to maintain our qualification as a REIT under the Internal Revenue Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

five or fewer individuals (as defined in the Internal Revenue Code to include specified private foundations, employee benefit plans and trusts and charitable trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year, other than our first REIT taxable year; and
100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year, other than our first REIT taxable year.
We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our charter provides (subject to certain exceptions) that no person may beneficially or constructively own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding shares of common stock.
Our board of directors, in its sole discretion, may prospectively or retroactively waive this ownership limit if evidence satisfactory to our directors is presented that such ownership will not then or in the future jeopardize our status as a REIT and if certain other representations and undertakings required by our charter are received. Also, these restrictions on transfer and ownership will not apply if our directors determine that it is no longer in our best interests to qualify as a REIT.
Additionally, our charter prohibits the transfer of ownership of our stock if such transfer or ownership would:
result in any person owning, directly or indirectly, shares of our stock in excess of the foregoing ownership limitations;
with respect to transfers only, result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;
result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (regardless of whether the ownership interest is held during the last half of a taxable year);
result in our owning, directly or indirectly, an interest in any tenant or subtenant if the income derived from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; or
otherwise result in our disqualification as a REIT.
Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) in our being “closely held” under Section 856(h) of the Internal Revenue Code, (iii) our owning (directly or indirectly) an interest in any tenant or subtenant that would violate the restriction noted above or (iv) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. To avoid confusion, these shares so transferred to a beneficial trust will be referred to in this prospectus as “Excess Securities.” Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all distributions authorized by our board of directors and declared by us on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to exercise all voting rights of the Excess Securities. Subject to Maryland law, the trustee will also have the authority (i) to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.
The trustee of the beneficial trust will select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limits or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would have violated the 9.8% ownership limit or the other restrictions on ownership and transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.
In addition, we will have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, exercise such right. We may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to purchase the Excess Securities until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.
Any person who (i) acquires or attempts or intends to acquire shares in violation of the foregoing ownership limitations, or (ii) would have owned shares that resulted in a transfer to a charitable trust, is required to give us immediate written notice of such transaction or, in the case of a proposed or attempted transaction, 15 days’ prior written notice of such proposed or attempted transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.
The ownership restriction does not apply to the underwriter in a public offering or private placement of shares or to a person or persons so exempted (prospectively or retroactively) from the ownership limits by our board of directors based upon appropriate assurances that our qualification as a REIT is not jeopardized and the receipt of certain other representations and undertakings required by our charter. Any person who owns more than 5% of the outstanding shares is required to deliver written notice within 30 days after the end of each taxable year setting forth the name and address of such owner, the number of shares beneficially owned, directly or indirectly, and a description of the manner in which such shares are held. In addition, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT.
Distribution Policy
In order to maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gain (which such amount does not equal net income, as calculated in accordance with GAAP). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.
We currently pay regular monthly distributions to our stockholders and we intend to continue to pay regular monthly distributions to our stockholders unless our results of operations, our general financial conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. The per share amount of distributions on shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock will likely differ because of different allocations of class-specific expenses. In addition, as a result of the allocation of the distribution and servicing fee to the shares of Class T common stock and Class T2 common stock, shares of Class T common stock and Class T2 common stock could have a lower NAV per share if distributions on the shares of Class T common stock and Class T2 common stock are not adjusted to take account of such fee. The timing and amount of distributions will be determined by our board of directors, in its discretion, and may vary from time to time. The discretion of our board of directors will be influenced in substantial part by its obligation to cause us to comply with REIT requirements of the Internal Revenue Code.
We generally do not intend to fund distributions from offering proceeds. However, if we do not have enough cash to make distributions, we may borrow, use proceeds from our public offerings, issue additional securities or sell assets in order to fund distributions. We have used sources other than cash flows from operations to fund distributions, and may continue to use such sources to fund distributions, and such distributions constitute a return of capital to stockholders for federal income tax purposes to the extent they exceed our earnings and profits as determined for tax purposes. There is no limit to the amount of distributions we may fund from these sources. We have not established any limit on the amount of proceeds from our public offerings that may be used to fund distributions, except that, in accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any. Distributions made from offering proceeds are effectively a return of capital to stockholders from which we will have paid organization and offering expenses in connection with our public offerings.
Share Repurchase Program
Prior to the time that our shares are listed on a national securities exchange, if ever, our Amended and Restated Share Repurchase Program (the “SRP”) as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. We are not obligated to repurchase shares under our SRP.

We can only repurchase shares due to death and involuntary exigent circumstances in accordance with our SRP, subject in each case to the terms and limitations of the SRP, including, but not limited to, quarterly share limitations, an annual 5.0% share limitation, and DRIP funding limitations. Under our SRP, we may waive certain of the terms and requirements of the SRP in the event of the death of a stockholder who is a natural person, including shares held through an Individual Retirement Account, or IRA, or other retirement or profit-sharing plan, and certain trusts meeting the requirements of the SRP. We may also waive certain of the terms and requirements of the SRP in the event of an involuntary exigent circumstance, as determined by us or any of the executive officers thereof, in our or their sole discretion.
Holding Period. Generally, a stockholder must have beneficially held its Class A shares, Class I shares or Class T shares, as applicable, for at least one year prior to offering them for sale to us through our share repurchase program. A stockholder or a stockholder’s fiduciary, heir or beneficiary may present to us fewer than all of the shares owned for repurchase.
Distribution Reinvestment Plan. In the event that we repurchase all of one stockholder’s shares, any shares that the stockholder purchased pursuant to our DRIP, will be excluded from the one-year holding requirement. In the event that a stockholder requests a repurchase of its shares, and such stockholder is participating in the DRIP, the stockholder will be deemed to have notified us, at the time the stockholder submits the repurchase request, that the stockholder is terminating participation in the DRIP and has elected to receive future distributions in cash. This election for cash distributions will continue in effect even if less than all of the stockholder’s shares are accepted for repurchase unless the stockholder notifies us that the stockholder wishes to re-enroll to participate in the DRIP.
Death of a Stockholder. Subject to the conditions and limitations described below, we may waive certain of the terms and requirements of our share repurchase program in the event of the death of a stockholder who is a natural person, including shares held by such stockholder through an IRA or other retirement or profit-sharing plan, and certain trusts meeting the requirements detailed in this program. With regard to trusts, the right to request a repurchase upon death applies upon the death of the settlor of a trust that holds shares, if the trust becomes irrevocable upon the death of the settlor or settlor’s spouse, or the spouse of a settlor of a trust, if the trust became irrevocable upon the death of the settlor and the settlor’s spouse was the beneficiary of the trust, as applicable, after receiving written notice from the fiduciary appointed for the stockholder’s estate, the recipient of the shares through bequest or inheritance, or, in the case of a trust that becomes irrevocable upon the death of the settlor (or previously became irrevocable upon the death of the settlor’s spouse), the then-serving trustee of such trust, who shall be the sole person authorized to request the repurchase on behalf of the trust. We must receive the written repurchase request within 18 months after the death of the stockholder, the date on which a trust became irrevocable due to death, or the date of death of the settlor’s surviving spouse who was the beneficiary of a trust that became irrevocable due to the death of the settlor, as applicable, in order for the requesting party to rely on any of the special treatment described below that may be afforded in the event of death. Such written request must be accompanied by a certified copy of the official death certificate of the stockholder, settlor, and or settlor’s spouse, as applicable. In addition, written requests in connection with shares held in a trust must include an executed Certification of Trust for Repurchase form, pursuant to which the trustee must agree to indemnify and hold our company harmless from and against any liability arising from the repurchase. If spouses are joint registered holders of the shares, the request to repurchase the shares may be made only if both registered holders are deceased. If the stockholder is not a natural person, as in the case of a trust that does not become irrevocable upon the death of the settlor or the settlor’s spouse (as described above in this paragraph), a partnership, a corporation, a limited liability company, or other similar entity, the right of repurchase upon death does not apply.
Qualifying Disability. Subject to the conditions and limitations described within our SRP, we may waive certain of the terms and requirements of our SRP with respect to shares held by a stockholder, including shares held by such stockholder through an IRA or other retirement or profit-sharing plan, with a “Qualifying Disability” as defined in our SRP, after receiving written notice from such stockholder within 18 months from the date that the stockholder becomes subject to the Qualifying Disability; provided that the condition causing the Qualifying Disability was not pre-existing on the date that the stockholder became a stockholder.
Involuntary Exigent Circumstance. Sila or any of its executive officers may, in its or their sole discretion, waive certain of the terms and requirements of our SRP with respect to shares held by a stockholder who is a natural person and certifies in an executed Certification Regarding Exigent Circumstances for Repurchase form, that he or she: (a) has been diagnosed with a condition caused by injury, disease, or illness from which there is no reasonable medical probability of recovery and the stockholder’s life expectancy is less than twenty-four (24) months, as evidenced by a physician certification; and (b) is experiencing financial need, such that, if the repurchase request is not granted, the stockholder would be unable to meet the basic financial obligations to support himself/herself and such stockholder’s dependents, which is referred to as an “Involuntary Exigent Circumstance” in our SRP. Stockholders requesting repurchases due to Involuntary Exigent Circumstance are required to indemnify and hold Sila harmless from and against any liability arising from the repurchase.
Purchase Price. The purchase price for shares repurchased under our SRP will be 100% of the most recent estimated NAV per share of the Class A common stock, Class I common stock or Class T common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). The board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. The board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.
Timing of Share Repurchases. Repurchases of our shares are at our discretion and generally will be made quarterly upon written request to us by the last day of the applicable quarter. Valid repurchase requests will be honored approximately 30 days following the end of the applicable quarter, which we refer to as the “Repurchase Date.” Stockholders may withdraw their repurchase request at any time up to 15 days prior to the Repurchase Date. If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder or heir, beneficiary or estate of a stockholder on or about the Repurchase Date.
Repurchase Limitations. We will determine whether we have sufficient funds and/or shares available as soon as practicable after the end of each fiscal quarter, but in any event prior to the applicable Repurchase Date.
a. 5% Share Limitation. During any calendar year, we will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year.
b. Quarterly Share Limitations. We limit the number of shares repurchased each quarter pursuant to our SRP as follows (subject to the DRIP Funding Limitation (as defined below)):
•On the first quarter Repurchase Date, which generally will be January 30 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;
•On the second quarter Repurchase Date, which generally will be April 30 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;
•On the third quarter Repurchase Date, which generally will be July 30 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year; and

•On the fourth quarter Repurchase Date, which generally will be October 30 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year.
In the event we do not repurchase 1.25% of the number of shares outstanding on December 31st of the previous calendar year in any particular quarter, we will increase the limitation on the number of shares to be repurchased in the next quarter and continue to adjust the quarterly limitations as necessary in accordance with the 5% annual limitation.
c.    DRIP Funding Limitations. We intend to fund our SRP with proceeds we received during the prior year ended December 31 from the sale of shares pursuant to the DRIP. We will limit the amount of DRIP proceeds used to fund share repurchases in each quarter to 25% of the amount of DRIP proceeds received during the previous calendar year (the “DRIP Funding Limitation”); provided, however, that if we do not reach the DRIP Funding Limitation in any particular quarter, we will apply the remaining DRIP proceeds to the next quarter Repurchase Date and continue to adjust the quarterly limitations as necessary in order to use all of the available DRIP proceeds for a calendar year, if needed. We cannot guarantee that DRIP proceeds will be sufficient to accommodate all requests made each quarter. The board of directors may, in its sole discretion, reserve other operating funds to fund the SRP, but is not required to reserve such funds.
As a result of the limitations described in (a) - (c) above, some or all of a stockholder’s shares may not be repurchased. Each quarter, we will process repurchase requests made in connection with the death of a stockholder, or, in our sole discretion, an Involuntary Exigent Circumstance. If we are unable to process all eligible repurchase requests within a quarter due to the limitations described above or in the event sufficient funds are not available, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; and (ii) second, pro rata as to repurchases to stockholders who demonstrate, in our sole discretion, an Involuntary Exigent Circumstance.
If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to 15 days prior to the Repurchase Date.
Deadline for Presentment. A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive by the last day of the quarter in which the stockholder is requesting a repurchase of his or her shares. The fiduciary of an estate, heir, beneficiary, or trustee of a trust that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to us of the death of the stockholder, and executed by the fiduciary of the estate, the heir or beneficiary, or the trustee, as applicable, which we must receive by the last day of the quarter in which the fiduciary of the estate, heir, beneficiary, or trustee is requesting a repurchase of its shares.
No Encumbrances. All shares presented for repurchase must be owned by the stockholder(s) making the presentment, or the party presenting the shares must be authorized to do so by the owner(s) of the shares. Such shares must be fully transferable and not subject to any liens or encumbrances. Upon receipt of a request for repurchase, we may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. Any costs in conducting the Uniform Commercial Code search will be borne by us.
Account Minimum. In the event any stockholder fails to maintain a minimum balance of $2,000 of Class A shares, Class I shares, Class T shares, or Class T2 shares, we may repurchase all of the shares held by that stockholder at the NAV per share repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance.
Termination, Amendment or Suspension of the Program. Our SRP will immediately terminate if our shares are listed on any national securities exchange. In addition, the board of directors may, in its sole discretion, suspend (in whole or in part) our SRP at any time and from time to time upon notice to our stockholders and may, in its sole discretion amend or terminate our SRP at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Because we generally only repurchase shares on a quarterly basis, depending upon when during the quarter the board of directors makes this determination, it is possible that you would not have any additional opportunities to have your shares repurchased under the prior terms of the program, or at all, upon receipt of the notice. Because share repurchases will be funded with the net proceeds we receive from the sale of shares under our DRIP or other operating funds reserved by the board of directors in its sole discretion, the discontinuance or termination of the DRIP or the board of directors’ decision not to reserve other operating funds to fund our SRP would adversely affect our ability to repurchase shares under our SRP. We will notify our stockholders of such developments: (1) in a current report on Form 8-K, an annual report on Form 10-K or a quarterly report on Form 10-Q; or (2) by means of a separate mailing to you.
Stockholder Liability
The Maryland General Corporation Law provides that our stockholders:
are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and
are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.
Business Combinations
Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.
A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:
80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder.
The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
With some exceptions, Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:
owned by the acquiring person;
owned by our officers; and
owned by our employees who are also directors.
“Control shares” mean voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer in respect of which the acquirer can exercise or direct the exercise of voting power, would entitle the acquiring person, directly or indirectly, to exercise or direct the exercise of voting power of shares of stock in electing directors within one of the following ranges of voting power:
one-tenth or more, but less than one-third of all voting power;
one-third or more, but less than a majority of all voting power; or
a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of our stockholders to be held within 50 days of a request to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.
If voting rights for control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement on or before the tenth day after the control share acquisition as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or statutory share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.
As permitted by MGCL, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the Maryland General Corporation Law permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
a classified board of directors,
a two-thirds vote requirement for removing a director,
a requirement that the number of directors be fixed only by vote of the directors, a requirement that a vacancy on the board of directors be filled only by affirmative vote of a majority of the remaining directors in office and (if the board of directors is classified) for the remainder of the full term of the class of directors in which the vacancy occurred, and a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
Our charter provides that except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. We have not elected to be subject to any of the other provisions of Subtitle 8. However, through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships provided that the number is not fewer than three or more than ten.

Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. No stockholder may transfer shares to a non-complying offeror unless such stockholder has first offered the shares to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Conversion Upon Listing
Upon the listing of common stock or a class of common stock for trading on a national securities exchange or such later date or dates not to exceed 12 months from the date of listing as approved by the board of directors with respect to all or any portion of the outstanding shares of any class or classes of common stock that are not so listed, each share of any class or classes of common stock that are not so listed or of such portion thereof will automatically and without any action on the part of the holder thereof convert into a number of shares of common stock that are listed, or of shares of the class of common stock that is listed, equal to a fraction, the numerator of which is the net asset value allocable to each share of the applicable non-listed class of common stock and the denominator of which is the net asset value allocable to each share of common stock or each share of the class of common stock that is listed.
Advance Notice of Director Nominations and New Business
Proposals to elect directors or conduct other business at an annual or special meeting of stockholders must be brought in accordance with our bylaws. The bylaws provide that any business may be transacted at the annual meeting of stockholders without being specifically designated in the notice of meeting. However, with respect to special meetings of stockholders, only the business specified in the notice of the special meeting may be brought at that meeting.
Our bylaws also provide that nominations of individuals for election to our board of directors and the proposal of other business may be made at an annual meeting, but only:
in accordance with the notice of the meeting;
by or at the direction of our board of directors; or
by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws.
A notice of a director nomination or stockholder proposal to be considered at an annual meeting must be delivered to our secretary at our principal executive offices:
not later than 5:00 p.m., Eastern Time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the previous year’s annual meeting; or
if the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, not earlier than 150 days prior to the annual meeting or not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following our first public announcement of the date of the annual meeting.
Nominations of individuals for election to our board of directors may be made at a special meeting, but only:
by or at the direction of our board of directors; or
provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws.
A notice of a director nomination to be considered at a special meeting must be delivered to our secretary at our principal executive offices:
not earlier than 120 days prior to the special meeting; and
not later than 5:00 p.m., Eastern Time, on the later of either:
90 days prior to the special meeting; or
ten days following the day of our first public announcement of the date of the special meeting and the nominees proposed by our board of directors to be elected at the meeting.